      =====================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                AND SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              --------------------
                                AMENDMENT NO. 12

                                 TRIAD PARK, LLC
                              --------------------
                            (NAME OF SUBJECT COMPANY)

                              TPL ACQUISITION, LLC
                              --------------------
                                    (BIDDER)

                       RICHARD C. BLUM & ASSOCIATES, L.P.
                            PELL DEVELOPMENT COMPANY
                                 RICHARD C. BLUM
                              --------------------
                                  (CO-BIDDERS)

                MEMBERSHIP INTEREST, NO PAR VALUE (THE "SHARES")
                              --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    895814101
                              --------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MURRAY A. INDICK, ESQ.
                       MANAGING DIRECTOR, GENERAL COUNSEL
                       RICHARD C. BLUM & ASSOCIATES, L.P.
                        909 MONTGOMERY STREET, SUITE 400
                         SAN FRANCISCO, CALIFORNIA 94133
                            TELEPHONE: (415) 434-1111

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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
                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  2  of  13 Pages

1   NAME OF REPORTING PERSON                  Richard C. Blum & Associates, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 94-3205364

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                              California

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                                             PN, IN

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                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  3  of  13 Pages

1   NAME OF REPORTING PERSON                  Richard C. Blum & Associates, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 94-2967812

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                              California

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                                                 CO

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                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  4  of  13 Pages

1   NAME OF REPORTING PERSON                                     Richard C. Blum
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                              California

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                                                 IN

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                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  5  of  13 Pages

1   NAME OF REPORTING PERSON                                TPL Acquisition, LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                     OO (limited liability company)

                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  6  of  13 Pages

1   NAME OF REPORTING PERSON                            Pell Development Company
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                              California

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                           OO (sole proprietorship)

                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  7  of  13 Pages

1   NAME OF REPORTING PERSON                                         Joseph Pell
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                              California

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                                                 IN

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                                 SCHEDULE 14D-1

CUSIP No.        89581401                                  Page  8  of  13 Pages

1   NAME OF REPORTING PERSON                                            Eda Pell
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*                                              AF, WC, PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)                                                             / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION                              California

7   AGGREGATE AMOUNT BENEFICIALLY OWNED                                2,012,158
    BY EACH REPORTING PERSON

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                    / /
    CERTAIN SHARES*

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                      10.2%

10  TYPE OF REPORTING PERSON*                                                 IN

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       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 12 TO SCHEDULE 13D

                  This Amendment (this "Amendment") constitutes (i) Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 originally filed on April 1, 1998 (the "Schedule 14D-1"), and amended on April 6, 1998, by TPL Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), managed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), and, upon consummation of the Offer, intended to be co-managed with Pell Development Company, a California sole proprietorship ("Pell" and, together with RCBA, the "Managers"), relating to the offer by the Purchaser to purchase all outstanding membership interests, no par value (the "Membership Interests") of Triad Park, LLC, a Delaware limited liability company (the "Company"), including the associated rights to purchase Membership Interests issued pursuant to the Company's Rights Plan (as such term is defined in the Offer to Purchase) (the "Rights" and together with Membership Interests, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-1 as Exhibits (a) (1) and (a) (2), respectively (which collectively constitute the "Offer"); and (ii) Amendment No. 12 to the Schedule 13D (the "Schedule 13D"), filed by RCBA and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"), and Pell Development Company, Joseph Pell and Eda Pell (the "Pell Reporting Persons"). This Amendment amends and supplements the Schedule 14D-1 and Schedule 13D.

                  All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

                  The items of the Schedule 14D-1 set forth below are hereby amended as follows:

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 is hereby supplemented and amended by incorporating by reference the information set forth in Section 8 of the Offer as supplemented by paragraph 4 of the Supplement dated April 6, 1998 to the Offer to Purchase (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(9).

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
                  COMPANY

                  Item 3 is hereby supplemented and amended by incorporating by reference the information set forth in "Discussions with Third Parties" and
Section 8 of the Offer as supplemented by paragraphs 3 and 4 of the Supplement.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 4 is hereby supplemented and amended by incorporating by reference the information set forth in Section 9 of the Offer as supplemented by paragraphs 1 and 2 of the Supplement.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                  Item 6 is hereby supplemented and amended by incorporating by reference the information set forth in Section 8 of the Offer as supplemented by paragraph 4 of the Supplement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

                  Item 7 is hereby supplemented and amended by incorporating by reference the information set forth in Section 8 of the Offer as supplemented by paragraph 4 of the Supplement.

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ITEM 10.          ADDITIONAL INFORMATION

         (a)-(e)  None.

         (f) The information set forth in the Offer is hereby supplemented and amended to incorporate by reference the information set forth in the Supplement.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS

                  Item 11 is hereby supplemented and amended by adding the following exhibits:

                  (a)(9) Supplement dated April 16, 1998 to the Offer to Purchase dated April 1, 1998.

                  (a)(10) Press release issued by RCBA on April 13, 1998 relating to Supplement.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 16, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.                   RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick                             By  /s/ Murray A. Indick
    -------------------------------                        ---------------------------------
    Murray A. Indick                                       Murray A. Indick
    Managing Director                                      Managing Director, General Counsel
    and General Counsel                                    and Secretary

TPL ACQUISITION, LLC                                 /s/ Murray A. Indick
By: Richard C. Blum & Associates, L.P.               -------------------------------------
    Its Managing Member                              RICHARD C. BLUM

    By: Richard C. Blum & Associates,                By  Murray A. Indick, Attorney-in-Fact
        Inc., its sole general partner

        By: /s/ Murray A. Indick
            -------------------------
            Murray A. Indick
            Managing Director
            and General Counsel

PELL DEVELOPMENT COMPANY

By  /s/ Joseph Pell                                   /s/ Joseph Pell
    -------------------------------                  -----------------------------------
    Joseph Pell                                      JOSEPH PELL
    Owner

                                                      /s/ Eda Pell
                                                     --------------------------------------
                                                     EDA PELL


                                     Page 11
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                                INDEX OF EXHIBITS

Exhibit                               Exhibit                       Sequentially
Number                                -------                       Numbered
------                                                              Pages
                                                                    -----

(a)(9) Supplement dated April 16, 1998 to the Offer to Purchase (the "Supplement").

(a)(10) Press release issued by RCBA on April 13, 1998 relating to Supplement.


                                     Page 12